Exhibit 99.1

Company announcement — No. 37 / 2019

Zealand Pharma expands its peptide platform with acquisition of Encycle Therapeutics

•                  The transaction strengthens the leadership of Zealand Pharma (NASDAQ: ZEAL) in peptide therapeutics and in targeting gastrointestinal diseases with the addition of a pre-clinical, orally-delivered macrocycle peptide (integrin α4β7 inhibitor).

•                  Zealand Pharma also gains access to a unique screening library of some 5,000 peptide macrocycles with potential in multiple therapeutic areas.

•                  The agreement provides for a total potential deal value of up to US $80 million, with a series of contingent value rights tied to future development, regulatory and commercial milestones.

Copenhagen, October 22, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announces the acquisition of Encycle Therapeutics, Inc., a private Toronto-based biotech company exploiting a unique platform technology that enables the rapid synthesis of macrocyclic peptides exhibiting enhanced drug-like properties.

The acquisition is centered on a pre-clinical lead asset that complements Zealand’s focus on developing next-generation peptide therapeutics for gastrointestinal diseases. The lead asset, ET3764, is being developed as an orally-delivered peptide drug to target integrin α4β7, which is involved in the pathogenesis of inflammatory bowel disease (IBD). The target’s mode of action has been clinically validated in IBD by vedolizumab, an approved, infusion-only α4β7 integrin inhibitor.

“We are excited to add this emerging technology into Zealand Pharma’s peptide platform,” said Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma. “Encycle has demonstrated the significant potential of its innovative peptide chemistry, and have remained focused on benefitting patients by creating orally-delivered therapies. We look forward to continuing progress by leveraging Zealand’s established leadership in peptide drug development.”

Zealand will also gain access to Encycle’s screening library of approximately 5,000 unique peptide macrocycles that could provide additional targets for research using Zealand’s expertise in peptide development.

“Encycle has been working on proprietary peptide macrocycles for several years, and our research shows that they have enormous potential to target protein-protein interactions, which are largely intractable to small molecule and biologic modulation,” commented Dr. Jeffrey Coull, President and CEO at Encycle Therapeutics. “We are pleased to transfer our technology into the successful development capabilities of Zealand Pharma, to realize its full therapeutic potential.”

Under the terms of the agreement, Zealand will acquire all outstanding shares in Encycle Therapeutics Inc. and all its intellectual property, including all rights to develop and commercialize the lead asset. Zealand will not be acquiring any infrastructure or personnel costs with this transaction. The total future consideration for the acquisition could potentially reach US $80 million in one-time contingent value rights (“earn-outs”), of which US $10 million in earn-outs could be payable up to the successful completion of a Phase 2 study. All earn-outs are payable in cash and/or Zealand equity at Zealand’s discretion, are linked to the lead asset only, and contingent on certain future successful development, regulatory, and commercial-related milestones. There is also a potential mid-single digit royalty on global net sales from the lead asset.

The acquisition does not affect Zealand’s financial guidance on net operating expenses of DKK 580-600 million for fiscal year 2019.

Conference call today, October 22 at 4 PM CET/10 AM ET

Zealand’s management will host a conference call today, October 22, at 4:00 PM CET/10:00 AM ET to discuss the acquisition. Participating in the call will be President and Chief Executive Officer Emmanuel Dulac, Interim Chief Scientific Officer Rie Schultz Hansen, and Marino Garcia, Senior Vice President of Corporate and Business Development. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark	+45 32 72 80 42
United Kingdom	+44 (0) 844 571 8892
United States	+1 631 510 7495
France	+33 (0) 176700794
Netherlands	+31 (0) 207143545
Passcode	9467146

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/mmc/p/n9irek83, and will be accessible on the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the scheduled start.

A recording of the event and a transcript will be available on the Investor section of Zealand’s website after the call.

For further information, please contact:

Lani Pollworth Morvan, Investor Relations and Communication

+45 50 60 37 78, lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and preclinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.